UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2018
Commission File Number: 0-30752
Aeterna Zentaris Inc.
(Translation of registrant’s name into English)
315 Sigma Drive, Suite 302D
Summerville, South Carolina, USA 29486
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K, including the exhibits hereto, shall be deemed incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-216853), its Registration Statements on Form S-8 (File Nos. 333-210561 and 333-200834) and its Registration Statement on Form F-10 (File No. 333-208789) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

DOCUMENTS INDEX

Exhibit	Description

99.1	Material Change Report of the Registrant dated March 5, 2018.

SIGNATURE
Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2018	AETERNA ZENTARIS INC.

/s/Michael V. Ward
Michael V. Ward
Chief Executive Officer